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Joseph M. Mannon Shareholder +1 312 609 7883 jmannon@vedderprice.com
March 10, 2025

VIA EDGAR U.S. Securities and Exchange Commission Division of Investment Management 100 F Street, N.E. Washington, DC 20549 Attn: Aaron Brodsky, Attorney-Adviser

Re:    Hotchkis and Wiley Funds (the “Registrant”)
    File Nos. 333-68740; 811-10487
    Responses to Comments on Post-Effective Amendment No. 68
Dear Mr. Brodsky:
The purpose of this letter is to respond to oral comments received by representatives of Vedder Price, P.C., the Registrant’s legal counsel, from the Securities and Exchange Commission (“SEC”) Staff (the “Staff”) on February 25, 2025, regarding the Registrant’s Post-Effective Amendment (“PEA”) No. 68 to the Registrant’s Registration Statement on Form N-1A. PEA No. 68 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”), on Form N-1A on January 7, 2025, for the purpose of registering shares of a new series of the Registrant - the Hotchkis & Wiley SMID Cap Diversified Value Fund (the “Fund”).
The Registrant will file PEA No. 69 to its Registration Statement under Rule 485(b) of the 1933 Act. The purpose of that filing will be to add certain financial information, update any missing information, incorporate responses to the Staff’s comments regarding PEA No. 68 and file updated exhibits to the Registration Statement.
For your convenience, the Staff comments have been reproduced in bold typeface and are immediately followed by the Registrant’s responses. With respect to responses showing revisions made to the registration statement, new language is underlined and deleted language has a ~~strike-through~~.
Prospectus
Fund Summary Section
1.Comment: In the Principal Investment Strategy section, please update the market capitalization range as of a more recent date.

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Vedder Price P.C. is affiliated with Vedder Price LLP, which operates in England and Wales, Vedder Price (CA), LLP, which operates in California, Vedder Price Pte. Ltd., which operates in Singapore and Vedder Price (FL), which operates in Florida.

March 10, 2025

Response: The Registrant has updated this disclosure as follows:
Hotchkis & Wiley Capital Management, LLC (the “Advisor”) currently considers small and mid-cap companies to be those with market capitalizations like those found in the Russell 2000 and Russell Midcap Indices. The market capitalization range of the Indices change constantly, but as of ~~June 30, 2024~~January 31, 2025, the range was from $~~8~~ 3 million to $~~47.97~~ 188 billion.
2.Comment: In the Principal Investment Strategy section, please supplementally provide an explanation of the position to treat companies with up to $47 billion in market cap as mid-size companies.
Response: The Advisor considers small and mid-cap companies to be those with market capitalizations like those found in the Russell 2000 and Russell Midcap Indices. As of January 31, 2025, the Russell Midcap Index included companies with market capitalizations ranging approximately from $3 million to $188 billion, with a weighted average market capitalization of $30.51 billion.
3.Comment: In the second paragraph of the Principal Investment Strategy section, there is a reference to “irrational investor behavior.” Please clarify the term or provide an example of irrational investment behavior.
Response: In modern portfolio theory (MPT), irrational investor behavior refers to decisions driven by emotions, biases, or cognitive errors that deviate from the rational assumptions of MPT. Examples of irrational behavior include loss aversion, overconfidence, herd behavior, recency bias, and anchoring. Accordingly, the Registrant has revised the second sentence of the second paragraph of the Principal Investment Strategy section to read as follows:
The Fund employs a fundamental value investing approach which seeks to exploit market inefficiencies created by irrational investor behavior, such as investment decisions driven by emotions, biases, or cognitive errors.
4.Comment: In the Principal Investment Risks section, please discuss the principal risks associated with the use of ESG factors in the Item 4 discussion of the principal investment risks.
Response: The Registrant notes that ESG is only one component of the Adviser’s overall investment process for the Fund and no single ESG factor is dispositive for any investment decision. As a result, the Adviser does not consider ESG factors a principal investment risk as the consideration of these factors is not determinative of any investment decisions and is simply one factor among many. The Registrant has therefore not added ESG factors as a principal risk in Item 4.

March 10, 2025

5.Comment: In the second paragraph of the Principal Investment Strategy section, there is a list of five risk and return characteristics. Please define these five terms in the disclosure: 1) relative valuation, 2) fundamental operating trends, 3) deterioration of fundamentals, 4) portfolio diversification and 5) strategy parameters.
Response: The Registrant has revised the disclosure as follows:
With the exception of diversification guidelines, the Fund does not employ pre-determined rules for sales; rather, the Fund evaluates each sell candidate based on the candidate’s specific risk and return characteristics, which include: 1) relative valuation; 2) fundamental operating trends; 3) deterioration of fundamentals; 4) portfolio diversification; and 5) strategy parameters. Relative valuation involves selling an investment when a company’s valuation metrics become high relative to comparable companies, the market, or its historical levels. Fundamental operating trends involves selling an investment when there is evidence of a decline in a company’s underlying business performance or industry conditions. Deterioration of fundamentals involves selling an investment when a company’s underlying business or industry fundamentals, such as revenue or earnings, weaken. Portfolio diversification refers to selling holdings to maintain balance, manage risk, and optimize returns. Strategy parameters means selling an investment based on the Advisor’s proprietary investment approach to deciding when to sell an investment based on certain predetermined metrics.
6.Comment: In the Principal Investment Risks section, in connection with the risk factor regarding financial sector risk, please reference the focus on the financial sector in the Principal Investment Strategy section.
Response: The Registrant has added the following sentence to the end of the Principal Investment Strategy section:
As of the date of this Prospectus, the top sectors represented by the Fund’s underlying investments were financial services, industrials and consumer discretionary. The Fund’s investments in various sectors may change over time.
7.Comment: In the Principal Investment Risks section and Financial Sector Risk sub-section, please disclose that the Fund’s focus on the financial sector is in accordance with the Fund’s policy not to concentrate.
Response: The Registrant has revised the disclosure under Financial Sector Risk to clarify that this focus is in accordance with the Fund’s policy not to concentrate, as follows:

March 10, 2025

The Fund will not concentrate its investments (i.e., invest more than 25% of the value of its total assets) in securities of issuers in any industry or group of industries. As of the date of this Prospectus, the ~~The~~Fund currently invests a significant portion of its assets in companies in the financial sector, and therefore the performance of the Fund could be negatively impacted by events affecting this sector.
8.Comment: In the Non-Principal Strategies section, language following the securities lending sub-heading is bracketed. Please supplementally provide an explanation as to why the bracketed language is in brackets.
Response: The Registrant was still determining whether the Fund will engage in securities lending. The brackets will be removed in the final Prospectus.
9.Comment: Please supplementally identify the appropriate broad-based securities market index the Fund intends to use for purposes of performance.
Response: The Fund will use the Russell 3000 as the broad-based securities market index for purposes of performance.
About the Fund Section
10.Comment: In the ESG Factors section, please disclose, if accurate, that an investment could be made in a company that scores poorly on ESG if it scores strongly on other non-ESG factors that are considered.
Response: The Registrant has added the below disclosure to clarify that the Fund will not be precluded from investing in companies that have a poor ESG rating if such company otherwise meets the Fund’s security selection criteria as part of its principal investment strategies in pursuit of its investment objective:
The fundamental risk ratings, which include ESG factors, are one of many inputs considered by the investment team in evaluating whether to buy, sell or hold the company for the Fund's portfolio. The Fund will not be precluded from investing in companies that have a poor ESG rating if such company otherwise meets the Fund’s security selection criteria as part of its principal investment strategies in pursuit of its investment objective.
11.Comment: In the ESG Factors section, please disclose whether the Fund’s ESG evaluation is applied to all investments that the Fund makes or only some investments.

March 10, 2025

Response: The ESG analysis described in the ESG Factors section is only one component of the process that may be utilized by the Adviser when considering investments for the Fund. In response to this comment, the Trust has added clarifying disclosure, as follows:
As part of the Advisor's investment process, the investment team evaluates the general and industry-specific Environmental, Social, and Governance (“ESG”) factors that the Advisor believes to be the most financially material to a company's short-, medium-, and long-term enterprise value. The Advisor believes this evaluation contributes to its overall analysis of a company's value creation for shareholders and future financial performance. The Advisor may not evaluate every investment for ESG factors and, when it does, not every ESG factor may be identified or evaluated.
12.Comment: In reference to the discussion of money market investments under the fundamental and non-fundamental investment policy section, please consider adding a reference to these instruments in the principal strategy section, if appropriate.
Response: The Registrant’s investments in money market instruments are limited to cash management and are not a component of the Fund’s principal investment strategy. Therefore, the Registrant believes the location of the money market investment disclosure as part of the Form N-1A Item 9 disclosure is appropriate and has not added money market instruments to its Item 4 disclosure.
13.Comment: In the Equity Securities Risk section, there is a reference to common and preferred stock and convertible stocks and warrants. Please mention these terms in the Fund’s principal strategy section if relevant to the Fund’s principal investment strategy.
Response: The Fund will not invest in convertible stocks and warrants. Accordingly, those securities have been deleted from the Equity Securities Risk disclosure and the Registrant has revised the disclosure in the Principal Investment Strategy section to mention common and preferred stocks, as follows:
The Fund is an actively managed exchange-traded fund (“ETF”). Under normal circumstances, the Fund will invest at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of small to mid-capitalization companies the Fund’s advisor believes to be undervalued. The equity securities in which the Fund may invest include common and preferred stocks.
14.Comment: Please mention focus on the industrial sector in the Principal Investment Strategy section. And please also disclose that any such focus will occur in accordance with the Fund’s policy, not to concentrate.

March 10, 2025

Response: The Registrant has revised the disclosure in the Principal Investment Strategy section to mention focus on the industrial sector as noted in the response to Comment #6. In addition, the Registrant has revised the Industrial Sector Risk disclosure to read as follows:
The Fund will not concentrate its investments (i.e., invest more than 25% of the value of its total assets) in securities of issuers in any industry or group of industries. As of the date of this Prospectus, the ~~The~~Fund may invest a significant portion of ~~their~~ its assets in companies in the industrial sector.
15.Comment: Please disclose in the Principal Investment Strategy section if the Fund will be investing in illiquid securities, alternatively, please delete the Liquidity Risk factor, as appropriate.
Response: The Registrant confirms the Fund will not be investing in illiquid securities and therefore has deleted the Liquidity Risk factor.
16.Comment: Under the Liquidity Risk Factor, there is a reference to the Fund potentially investing in restricted securities, including Rule 144A securities and Regulation S securities. Please disclose these instruments in the principal strategy section, as appropriate.
Response: As noted in Registrant's response to Comment 15, the Fund will not invest in illiquid securities of any kind and therefore has not disclosed these instruments in the principal strategy section and has deleted the Liquidity Risk factor in its entirety.
Please contact me at the above-referenced telephone number if you have any questions or wish to discuss any of the above responses presented above.
Very truly yours,

/s/ Joseph M Mannon
Joseph M. Mannon
Shareholder

cc: Anna Marie Lopez, Hotchkis and Wiley Funds